December 20, 2013

CONSENT OF QUALIFIED PERSON

I, Thomas K. Obiri-Yeboah, have co-authored the technical report entitled, "National Instrument 43-101 Independent Technical Report for Asanko Gold Incorporated's Pre-Feasibility Study on the Esaase Gold Project in Ghana", dated June 27, 2013, effective May 14, 2013 (the "Technical Report").

I hereby consent to the use of my name and reference to the Technical Report in the joint management information circular of PMI Gold Corporation and Asanko Gold Inc. dated December 20, 2013 (the "Circular") and to the inclusion or extract from, or a summary of, the Technical Report in the written disclosure contained in the Circular.

I confirm that I have read the Circular and have no reason to believe that there are any misrepresentations in the information contained in the Circular that are derived from the Technical Report or within my knowledge as a result of the services performed by me in connection with the Technical Report.

Dated this 20th day of December, 2013.

/s/ Thomas K. Obiri-Yeboah____________
Signed

Thomas K. Obiri-Yeboah
Pr. Eng, MSAIMM
DRA Mining (Pty) Ltd

Directors: D.R. Betton, R.P. Borley, N.J. Goddard, D.G. Goosen, M.C. van Niekerk (Managing), J.A.Whitley